                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            -----------------------

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (AMENDMENT No. 10)

                            -----------------------

                           ARVIDA/JMB PARTNERS, L.P.
                         a Delaware Limited Partnership
                           (Name of Subject Company)

                        RALEIGH CAPITAL ASSOCIATES L.P.
                                RALEIGH GP CORP.
                            ROCKLAND PARTNERS, INC.
                                ZEPHYR PARTNERS
                                    (Bidder)

          LIMITED PARTNERSHIP INTERESTS AND ASSIGNEE INTERESTS THEREIN
                                (Title of Class
                                 of Securities)

                                      NONE
                             (CUSIP Number of Class
                                 of Securities)

                            -----------------------

       Michael L. Ashner                                  Copy to:
 Raleigh Capital Associates L.P.                       Mark I. Fisher
    100 Jericho Quadrangle                            Todd J. Emmerman
          Suite 214                                 Rosenman & Colin LLP
 Jericho, New York  11735-2717                       575 Madison Avenue
       (516) 822-0022                           New York, New York 10022-2585
                                                       (212) 940-8800

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

               Transaction                            Amount of
               Valuation*                             Filing Fee
               -----------                            ----------
               $50,000,000                            $10,000.00

         *For purposes of calculating the filing fee only. This amount assumes the purchase of 100,000 Limited Partnership Interests and Assignee Interests Therein ("Units") of the subject company for $500 per Unit in cash.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.


Amount previously paid: $10,000.00                  Filing Party: Raleigh Capital Associates L.P.
                       -----------                               --------------------------------
Form or registration no.:  Schedule 14D-1           Date Filed:  October 17, 1996
                         ----------------                      ------------------

                        (Continued on following pages)
                             (Page 1 of 8 Pages)

CUSIP No.:  N/A                                           14D-1                                Page 2 of 8 Pages
            ---
----------------------------------------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                        RALEIGH CAPITAL ASSOCIATES L.P.



----------------------------------------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                                                        (a)  [x]

                                                                                                        (b)  [ ]

----------------------------------------------------------------------------------------------------------------
3.     SEC Use Only




----------------------------------------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

                        AF; WC

----------------------------------------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f)

                                                                                                             [ ]

----------------------------------------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

                        Delaware

----------------------------------------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting
       Person

                        80,342 Units

----------------------------------------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)

                                                                                                             [ ]

----------------------------------------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

                        19.9%

----------------------------------------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

                        PN

CUSIP No.:  N/A                                           14D-1                                Page 3 of 8 Pages
            ---
----------------------------------------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                        RALEIGH GP CORP.


----------------------------------------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                                                        (a)  [x]

                                                                                                        (b)  [ ]

----------------------------------------------------------------------------------------------------------------
3.     SEC Use Only




----------------------------------------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

                        N/A

----------------------------------------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f)

                                                                                                             [ ]

----------------------------------------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

                        Delaware

----------------------------------------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting
       Person

                        80,342 Units*

----------------------------------------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)

                                                                                                             [ ]

----------------------------------------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

                        19.9%

----------------------------------------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

                        CO
----------------------------------------------------------------------------------------------------------------

* Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Raleigh GP Corp. is a general partner).

CUSIP No.:  N/A                                           14D-1                                Page 4 of 8 Pages
            ---
----------------------------------------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                        ROCKLAND PARTNERS, INC.


----------------------------------------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                                                        (a)  [x]

                                                                                                        (b)  [ ]

----------------------------------------------------------------------------------------------------------------
3.     SEC Use Only




----------------------------------------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

                        N/A

----------------------------------------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f)

                                                                                                             [ ]

----------------------------------------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

                        Delaware

----------------------------------------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting
       Person

                        80,347 Units*

----------------------------------------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)

                                                                                                             [ ]

----------------------------------------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

                        19.9%

----------------------------------------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

                        CO
----------------------------------------------------------------------------------------------------------------

* Reflects beneficial ownership of 5 Units by Rockland Partners, L.P. (of which Rockland Partners, Inc. is the general partner) and 80,342 Units beneficially owned by Raleigh Capital Associates L.P. (of which Rockland Partners, Inc. is a general partner).

CUSIP No.:  N/A                                           14D-1                                Page 5 of 8 Pages
            ---
----------------------------------------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                        ZEPHYR PARTNERS


----------------------------------------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                                                        (a)  [x]

                                                                                                        (b)  [ ]

----------------------------------------------------------------------------------------------------------------
3.     SEC Use Only




----------------------------------------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

                        N/A

----------------------------------------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f)

                                                                                                             [ ]

----------------------------------------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

                        New York

----------------------------------------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting
       Person

                        80,342 Units*

----------------------------------------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)

                                                                                                             [ ]

----------------------------------------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

                        19.9%

----------------------------------------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

                        PN
----------------------------------------------------------------------------------------------------------------

* Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is a general partner).

                       AMENDMENT NO. 10 TO SCHEDULE 14D-1

         This Amendment No. 10 amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on October 17, 1996 by Raleigh Capital Associates L.P., a Delaware limited partnership (the "Purchaser"), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8 and 9 thereto (the "Schedule 14D-1"), relating to the tender offer by the Purchaser to purchase up to 100,000 of the outstanding limited partnership interests and assignee interests therein ("Units") of Arvida/JMB Partners, L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $500 per Unit (the "Purchase Price"), less the amount of any distributions declared or made with respect to the Units between October 17, 1996 (the "Offer Date") and the date of payment of the Purchase Price by the Purchaser, net to the seller in cash, without interest, upon the terms set forth in the Offer to Purchase dated October 17, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal, as each has been or may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


Item 10.         Additional Information.

                 Item 10(e) is hereby amended as follows:

         On February 12, 1997, the Partnership sought leave to file, and thereafter filed, an amended and supplemental counterclaim against the Purchaser in the action which is pending in the Delaware Chancery Court. Pursuant to the counterclaim the Partnership sought a declaratory judgment that the Purchaser was not a Substituted Limited Partner in the Partnership and did not possess voting rights under the Partnership Agreement. On February 20, 1997, the Purchaser and Vanderbilt Income and Growth Associates, L.L.C. denied the substantive allegations made by the Partnership and filed their own counterclaim against the Partnership, Arvida/JMB Managers, Inc., Judd D. Malkin, Burton E. Glazov, Stuart C. Nathan, A. Lee Sacks and John C. Schreiber, seeking, among other things, a declaratory judgment that (i) the Purchaser has voting rights under the Partnership Agreement and Assignment Agreement, (ii) the General Partner of the Partnership and certain of its directors breached their fiduciary duties by refusing to admit the Purchaser as a Substituted Limited Partner, (iii) the Partnership breached its implied obligations of good faith and fair dealing by refusing to admit the Purchaser as a Substituted Limited Partner and (iv) the directors of the General Partner acted in bad faith in refusing to admit the Purchaser as a Substituted Limited Partner.

         On March 6, 1997, the Court granted the application of Gladys Beasley to intervene in the action. Ms. Beasley seeks to represent a class of all Holders or Holders of Interest in the Partnership, excluding the General Partner, its affiliates and certain related parties. Ms. Beasley seeks a declaration that all Holders or Holders of Interest have the right to vote to remove the General Partner.


                 Item 10(f) is hereby amended as follows:

                 The information set forth in the press release attached hereto as Exhibit (a)(17) is incorporated herein by reference.

Item 11.         Material to be Filed as Exhibits.

                 Item 11 is hereby supplemented by adding the following, a copy of which is attached hereto as Exhibit:

                 99. (a)(17)      Press Release dated March 7, 1997.

                                   Signatures

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 1997


                                RALEIGH CAPITAL ASSOCIATES L.P.
                                By:   Raleigh GP Corp., General
                                      Partner



                                     By:  /s/Peter Braverman
                                        --------------------------
                                     Name:   Peter Braverman
                                     Title:  Vice President

                                By:  ROCKLAND PARTNERS, INC.,
                                     General Partner


                                     By:  /s/Jonathan H. Paul
                                        ---------------------------
                                     Name:   Jonathan H. Paul
                                     Title:  Vice President

                                By:  ZEPHYR PARTNERS
                                     By:   GP Aeolus Inc., General
                                           Partner


                                     By:  /s/Edward Mattner
                                          --------------------------
                                     Name:   Edward Mattner
                                     Title:  Vice President

                                     By:  AREHGP INC., General Partner


                                     By:  /s/John Saldarelli
                                          -------------------------
                                     Name:   John Saldarelli
                                     Title:  President

                                RALEIGH GP CORP.


                                By:  /s/Peter Braverman
                                     --------------------------
                                Name:   Peter Braverman
                                Title:  Vice President






[Amendment No. 10 to Schedule 14D-1 dated March 7, 1997]

                                   Signatures


       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 1997



                                ROCKLAND PARTNERS, INC.

                                By:  /s/Jonathan H. Paul
                                     --------------------------
                                Name:   Jonathan H. Paul
                                Title:  Vice President

                                ZEPHYR PARTNERS
                                By:   GP Aeolus Inc., General Partner


                                By:  /s/Edward Mattner
                                     -------------------------
                                Name:   Edward Mattner
                                Title:  Vice President

                                By:   AREHGP INC., General Partner


                                By:  /s/John Saldarelli
                                     ------------------------
                                Name:   John Saldarelli
                                Title:  President






[Amendment No. 10 to Schedule 14D-1 dated March 7, 1997]

                                 Exhibit Index

                                                                Sequentially
Exhibit No.                 Description                         Numbered Page
-----------                 -----------                         -------------

99. (a)(17)                 Press Release dated March 7, 1997